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03032547

FILE NO. 82-3311

September 25, 2003

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

SUPPL

03 OCT -7 AM 7:21

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Shiseido to Operate Cosmetic Specialty Stores and Establish a Holding Company in China -Targeting Shiseido Group Store Sales of ¥100 billion for China by Fiscal 2008 - (dated September 25, 2003)

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

dlw 10/7

03 OCT -7 AM 7:21

2003-009
September

Shiseido to Operate Cosmetic Specialty Stores and Establish a Holding Company in China

—Targeting Shiseido Group Store Sales of ¥100 billion for China by Fiscal 2008—

Shiseido Co., Ltd. will initiate business operations in China targeting the privately managed cosmetic store channel, which has been rapidly growing in China in recent years, and in turn seek to construct a new business model in China through such endeavors. By applying the Company's accumulated know-how of chainstore operations in Japan to Chinese cosmetic stores, this will enable Shiseido to maximize its core strengths of providing high-quality products and services, and by doing so, contribute to the beauty and health of Chinese women as well as the development of China's cosmetic specialty stores and local economy. In the future, Shiseido will solicit cosmetic stores that concur with Shiseido's corporate philosophy and specialty store management principles and enter into a contract to operate as a Shiseido Cosmetic Specialty Store.

As the first step, on September 26, 2003, Shiseido will open a directly managed store in Shanghai, *Huan Cai Kong Jian*, which will serve as the model for Shiseido Cosmetic Specialty Stores, via its joint venture company, Shiseido Liyuan Cosmetics Co., Ltd. (hereafter "SLC"). Plans call for opening a total of five model stores in Beijing and Shanghai during the year, followed by undertaking nationwide development of Shiseido Cosmetic Specialty Stores by concluding a contract with mutually agreed upon cosmetic stores and private store owners, among others, from 2004.

In addition, Shiseido will establish a wholly owned holding company, Shiseido China Co., Ltd., in early 2004 in Shanghai to further back up existing businesses forged by the Company up to now as well as new businesses, including the operation of specialty stores in China.

Through such efforts, Shiseido aims to obtain overall Shiseido Group store sales of ¥100 billion in China by 2008.

Shiseido in China

Shiseido began business operations in China in 1981 and thereafter established SLC as a joint venture company in Beijing along with a cooperative company, Shanghai Zotos CITIC Cosmetics Co., Ltd. (hereafter "SZC"), in 1991 and 1998, respectively.

In addition to the manufacture and sales of *AUPRES* cosmetic brand products exclusively for the Chinese market, SLC imports and sells prestige cosmetics such as *Clé de Peau BEAUTÉ* along with global *SHISEIDO* brands including *SHISEIDO The Skincare*, which is available in 70 countries worldwide, and

highly popular brands in Asia such as *UV WHITE*. Launched in 1994, *AUPRES* has particularly gained overwhelming support from Chinese women as a "national brand," attaining the top share at more than 90% of the roughly 350 department stores in which it is sold. As a means of delivering *AUPRES* products to more customers, Shiseido is also considering the development of directly managed *AUPRES* stores in areas in where department stores have not yet moved into.

SZC produces *Za*, *Pure Mild China*, *UNO*, *ASPLIR*, *WHITIA* and *SELFIT* brand medium-priced cosmetics and sells these products at special sales corners at department stores and at cosmetic specialty stores via wholesalers in response to the rapidly increasing needs of the middle class.

In addition, in July 2003, Shiseido commenced export sales of high-end toiletry products to China via its Japan-based subsidiary, FT Shiseido Co., Ltd., which enables Shiseido to provide products that cover a wide range of consumer needs extending from the prestige to the mass market.

From an R&D perspective as well, Shiseido established Shiseido China Research Center Co., Ltd. in 2001 to conduct research into traditional Chinese medicines in promoting the development of cosmetic products for the Chinese and overseas markets.

In designating China as one of the markets with the highest growth potential, Shiseido plans to continue to aggressively pursue business investment in the country.

Background of Development of Cosmetic Specialty Store Operations

Economic development in China in recent years has contributed to a rise in average income. As a result, cosmetic sales space has significantly expanded in department stores in China in response to an increase in the number of women who use prestige cosmetic products. On the other hand, the number of privately managed cosmetic stores is also rapidly increasing.

In 1923, Shiseido established a "Voluntary Chain System (currently, Shiseido Chainstore System)," a first in the Japanese cosmetic industry. Based on its corporate principle, "Coexistence and Co-prosperity," Shiseido has been implementing management support nationwide not only by distributing products to stores under contract but also by providing knowledge on products and beauty treatments in addition to expertise regarding store design, marketing and cosmetic store management. At the same time, the Shiseido Chainstore System has also contributed to a heightened aesthetic sense of Japanese women by playing a role as an information medium that transmits the latest beauty information, including the introduction of basic knowledge regarding skincare and fashion and hairstyle trends, to Japanese women throughout the country.

Shiseido will apply its accumulated know-how of chainstore operations in Japan to privately managed cosmetic stores that are gaining ground in China as a means of supporting the cultivation of cosmetic specialty stores while also contributing to the development of the local economy. The Company will aggressively promote the development of Shiseido cosmetic specialty store operations from the standpoint of being able to contribute to the beauty and health of Chinese women.

Establishment of *Huan Cai Kong Jian* Model Store under Direct Management

Huan Cai Kong Jian, which is to serve as the model store of Shiseido Cosmetic Specialty Stores, was designed based on the results obtained through comprehensive investigation into "what Chinese women are looking for in a cosmetic specialty store."

Under the four concepts of "genuine," "friendly," "sincere" and "skincare specialist," the store aims to become an absolutely new type of a cosmetic specialty store that has not existed up until now. In addition to sales of high-quality products, a skin analyzer that diagnoses one's skin condition scientifically will be installed at the store, and beauty consultants with an extensive knowledge on beauty will be on hand to fully respond to customer concerns regarding skin problems and other inquiries. Furthermore, there will a space where customers can freely try out products. Lessons on beauty treatments useful at home are also planned at the store.

Primarily eight brands encompassing approximately 223 items will be available at the store, including import products that evoke the image of "Shiseido being equated with originating from Japan," such as *SHISEIDO UV WHITE*, and products produced locally, such as *WHITIA*, *ASPLIR*, *SELFIT*, *Pure Mild China* and *UNO*, as well as high-end toiletry products including *AQUAIR* and *TESSERA*.

The meaning of the store's name is derived from "Huan," which means vigor, "Cai," which refers to style or mode, and "Kong Jian," which is defined as space.

Establishment of Holding Company

Shiseido will establish a wholly owned holding company, Shiseido China Co., Ltd., in China in early 2004 as a framework to back up Shiseido Group businesses across the board. Provided support will cover existing China businesses and the development of Shiseido Cosmetic Specialty Stores as well as new businesses such as establishing a "technical beauty academy" that advocate Shiseido's concept of total beauty, which are aiming to achieve greater inroads within the region. As a concerted means of strongly backing up marketing development that swiftly responds to diversified distribution channels and enhances synergy effects among group businesses, the new company will undertake such functions as efficient investment on behalf of Shiseido Group companies in China, distribution of products for Chinese domestic markets and domestic sales support.

For further information, please contact Mr. Tatsuyoshi Endo or Ms. Ryuko Shioya, Shiseido Public Relations Department (Tel: 03-3572-5111, Fax: 03-6218-5249)

[Reference]

Outline of First Store under Direct Management

Store name:	Shiseido Cosmetic Specialty Store *Huan Cai Kong Jian*
Location:	No. 858 Nan Jing Xi Lu, Shanghai, China
Store total area:	Approx. $110m^2$
Tel:	021-6215-9690
Business hours:	10:00-22:00
Holiday:	Open seven days a week
No. of employees:	8

Outline of Shiseido China Co., Ltd.

Company name:	Shiseido China Co., Ltd.
Representative:	Mr. Takeshi Ohori, Chairman
Establishment:	Early 2004 (planned)
Location:	Shanghai, China
Capital:	US$300 million (approximately ¥3.5 billion; a wholly owned subsidiary)

Shiseido Liyuan Cosmetics Co., Ltd.

Company name:	Shiseido Liyuan Cosmetics Co., Ltd.
Representatives:	Mr. Yasutaka Mori, Chairman Mr. Yukihiro Takano, President & CEO
Establishment:	December 1991
Location:	No.2, Hong Da Bei Road, Beijing Economic Technological Development Zone, Beijing, China
Capital:	94.3 million Yuan (approximately ¥1,480 million; investment ratio: Shiseido Co., Ltd. – 65%; Beijing Liyuan Cosmetics Co., Ltd. – 35%)
Number of employees:	1,800
Scope of business:	Import and manufacture and sales of cosmetics products

Shanghai Zotos CITIC Cosmetic Co., Ltd.

Company name:	Shanghai Zotos CITIC Cosmetic Co., Ltd.
Representative:	Mr. Tatsuomi Takamori, Chairman Mr. Masaru Miyagawa, President & CEO
Establishment:	February 1998
Location:	Shanghai CITIC-Power Zhanjiang Industrial Park
Capital:	US$31.2 million (approximately ¥3,700 million; investment ratio: Shiseido Co., Ltd. – 88%; CITIC EAST CHINA (GROUP) Co., Ltd. – 12%)
Scope of business:	Manufacture and sales of cosmetics products

Shiseido China Research Center Co., Ltd.

Company name:	Shiseido China Research Center Co., Ltd.
Representative:	Mr. Yoshimaru Kumano, Chairman Mr. Tatsuo Sudo, President & CEO
Establishment:	December 2001
Location:	Premises of Shiseido Liyuan Cosmetics Co., Ltd.
Capital:	US$2 million (approximately ¥260 million; a wholly owned subsidiary)
Employees:	13
Scope of business:	Development of cosmetics and ingredients based on traditional Chinese medicine (1) Research into crude drugs, development of ingredients (2) Development of formulations (3) Usability research and developing technical information (4) Consumer surveys (5) Joint development with other local Chinese medical research organizations

The History of Shiseido in China

1981	Started sales of about 60 items, including cosmetics, soap and dentifrice, through nine large retail shops and hotels in Beijing, including the Friendship Store and the Beijing Hotel.
1983	Began sales of *Hua Zi* haircare products through first technology transfer agreement with the City of Beijing.
1985	Concluded second technology transfer agreement (for makeup and skincare products) with the City of Beijing.
1986	Concluded third technology transfer agreement
1991	Concluded contract to increase the number of cosmetic product items manufactured under the fourth technology transfer agreement.
	Established Shiseido Liyuan Cosmetics Co., Ltd. as a joint venture company.
1993	Opened Shanghai sales office.
	Began production at Beijing Factory of Shiseido Liyuan Cosmetics Co., Ltd.
1994	Launched *AUPRES* line exclusively in China.
	Opened "Shiseido Beauty Center" in Beijing.
1998	Opened Shiseido Beauty Center "Place de la Beauté" in Shanghai.
	Established Shanghai Zotos CITIC Cosmetics Co., Ltd. as a cooperative company.
	Launched *Za* line.
1999	Completed second phase of facility expansion of the Beijing Factory of Shiseido Liyuan Cosmetics Co., Ltd.
	Held Shiseido Corporate Culture Exhibition, "Shiseido & SLC Exhibition."
	Began production at Shanghai Zotos CITIC Cosmetic Co., Ltd. factory.
2000	*AUPRES* suncare series is selected as official cosmetic products for the Chinese team participating in the Sydney Olympics.
2001	Opened "Salon des Cosmétiques" under direct management in Beijing.
	AUPRES is selected as official cosmetic products for the Chinese team participating in the Athens Olympics.
	Launched *Clé de Peau BEAUTÉ* in Beijing and Shanghai.
	Executed full-scale launch of *JS* and *UNO* men's cosmetics in China.
2002	Shiseido Liyuan Cosmetics Co., Ltd. marks its 10th anniversary.
	Yoshiharu Fukuhara, Honorary Chairman, is awarded the title of "Honorary Citizen of Beijing."
	Morio Ikeda, President & CEO, presents keynote speech at symposium held by Nihon Keizai Shimbun, Inc. and Beijing University in Beijing.

	Completed second phase of facility expansion of Shanghai Zotos CITIC Cosmetics Co., Ltd.
	Established Shiseido China Research Center Co., Ltd.
2003	Completed renewal of sales counters in line with the introduction of *AUPRES Balancing* line.
	Launched *FITIT ASPLIR* and *SELFIT*.
	Began export sales of high-end *AQUAIR* and *TESSERA* toiletry products via FT Shiseido Co., Ltd.